K&L GATES                         Kirkpatrick & Lockhart Preston Gates Ellis LLP
                                  1601 K Street NW
                                  Washington, DC 20006-1600

                                  T 202.778.9000     www.klgates.com


January 22, 2008                  Mark C. Amorosi
                                  D 202.778.9351
                                  F 202.778.9100
                                  mark.amorosi@klgates.com

VIA EDGAR
---------

Ms. Linda Stirling
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Responses to Comments on the Preliminary Proxy Statement on Schedule 14A of AXA Enterprise Funds Trust (File No. 811-21695)
     ---------------------------------------------------------------------------

Dear Ms. Stirling:

On behalf of the above-referenced registrant, set forth below are the comments that you provided on January 4, 2008 concerning the Preliminary Proxy Statement on Schedule 14A ("Proxy Statement") of AXA Enterprise Funds Trust (the "Trust"), which was filed with the U.S. Securities and Exchange Commission (the "SEC") on December 27, 2007 and the Trust's responses thereto. Your comments are set forth in italics and are followed by the Trust's responses, which will be reflected in a Definitive Proxy Statement on Schedule 14A that will be filed with the SEC. Unless otherwise noted, defined terms have the same meanings as in the Proxy Statement.

GENERAL
-------

1.   TRUST AND FUND NAMES

     PLEASE ADD DISCLOSURE TO CLARIFY THAT THE NAMES OF THE TRUST AND EACH FUND ARE BEING CHANGED IN CONNECTION WITH THE TRANSACTION.

     The Trust will make the requested change.

2.   SERVICE PROVIDER ADDRESSES

     PLEASE CONFIRM THAT ADDRESSES HAVE BEEN DISCLOSED FOR ALL INVESTMENT ADVISERS, UNDERWRITERS AND ADMINISTRATORS OF THE TRUST.

     The Trust will add disclosure in response to this comment and confirms that the address of each investment adviser, underwriter and administrator of the Trust will be disclosed in the Definitive Proxy Statement.

K&L GATES


Linda Stirling
January 22, 2008
Page 2


OVERVIEW
--------

1.   CURRENT STRUCTURE AND SERVICE PROVIDERS FOR THE TRUST

     PLEASE PROVIDE ADDRESSES FOR ALL OF THE PARENTS OF ECM, ALLIANCEBERNSTEIN AND BRANDYWINE. SEE ITEM 22(c)(3) OF SCHEDULE 14A.

     The Trust will make the requested change.

PROPOSALS 1, 2 AND 3 - APPROVAL OF THE NEW MANAGEMENT  AGREEMENT BETWEEN ECM AND
--------------------------------------------------------------------------------
EACH  FUND  AND  APPROVAL  OF  EACH  NEW  ADVISORY  AGREEMENT  BETWEEN  ECM  AND
--------------------------------------------------------------------------------
ALLIANCEBERNSTEIN OR BRANDYWINE, AS APPLICABLE
----------------------------------------------

1. DISCLOSURE REGARDING EXISTING MANAGEMENT AGREEMENT AND EXISTING ADVISORY AGREEMENTS

     (a) PLEASE DISCLOSE THE DATE OF THE EXISTING MANAGEMENT AGREEMENT AND EACH EXISTING ADVISORY AGREEMENT AND THE DATE EACH WAS LAST SUBMITTED TO SHAREHOLDERS FOR APPROVAL. SEE ITEM 22(c)(1)(i) OF SCHEDULE 14A.

          The Trust will make the requested change.

     (b) WITH RESPECT TO PROPOSAL 1, PLEASE DISCLOSE ANY COMPARABLE FUNDS MANAGED BY ECM IF APPLICABLE. SEE ITEM 22(c)(10) OF SCHEDULE 14A.

          The Trust does not intend to make any changes in response to this comment because ECM does not manage any comparable funds that meet the requirements for disclosure under Item 22(c)(10) of the Schedule 14A.

     (c) WITH RESPECT TO PROPOSAL 2, IN THE FOOTNOTE FOLLOWING THE TABLE REGARDING AFFILIATED BROKERAGE COMMISSIONS ON PAGE 8 OF THE PROXY STATEMENT, PLEASE DISCLOSE THAT ECM IS ALSO AN AFFILIATE OF SANFORD C. BERNSTEIN LLC.

          The Trust will make the requested change.

K&L GATES


Linda Stirling
January 22, 2008
Page 3


PROPOSAL  4 -  APPROVAL  OF THE  OPERATION  OF  EACH  FUND  PURSUANT  TO THE ECM
--------------------------------------------------------------------------------
SUB-ADVISER REPLACEMENT ORDER
-----------------------------

1.   MATERIAL DIFFERENCES BETWEEN ORDERS

     PLEASE DISCLOSE ANY MATERIAL DIFFERENCES BETWEEN THE ECM SUB-ADVISER REPLACEMENT ORDER AND AXA EQUITABLE'S SUB-ADVISER REPLACEMENT ORDER.

     The Trust will make the requested change.

PROPOSAL 5 - ELECTION OF A NEW BOARD OF TRUSTEES
------------------------------------------------

1.   DISCLOSURE REGARDING ANY AMENDMENT TO THE TRUST'S BYLAWS

     PLEASE NOTE THAT ITEM 19 OF SCHEDULE 14A REQUIRES DISCLOSURE REGARDING ANY AMENDMENT TO THE TRUST'S BYLAWS IN CONNECTION WITH THE PROPOSALS. MORE SPECIFICALLY, INCLUDE DISCLOSURE REGARDING ANY AMENDMENT TO THE BYLAWS TO CHANGE THE SIZE OF THE BOARD OF TRUSTEES IN CONNECTION WITH PROPOSAL 5, IF APPLICABLE.

     The Trust does not intend to make any changes in response to this comment because neither the Trust's Bylaws nor the Trust's Declaration of Trust will be amended in connection with Proposal 5. The Trust notes that its Bylaws and Declaration of Trust allow for a change in the size of the Board of Trustees, within certain limits, by Board resolution.

2.   INFORMATION REGARDING CURRENT TRUSTEES OF THE TRUST

     PLEASE PROVIDE DISCLOSURE REGARDING THE CURRENT TRUSTEES OF THE TRUST. IN PARTICULAR, PLEASE DISCLOSE THE INFORMATION REQUIRED BY ITEM 22(b)(1), (5) AND (13) OF SCHEDULE 14A.

     The Trust will make the requested change with respect to Steven M. Joenk, a current Trustee of the Trust who will remain a Trustee after the Transaction. However, per Instruction 4 of Item 22(b) of Schedule 14A, the Trust does not believe that such disclosure is required for each of the other current Trustees of the Trust, none of whom will continue to serve as a Trustee of the Trust after the shareholder meeting to which the proxy statement relates. In this connection, we note that Instruction 4 states that "[n]o information need be given about any director whose term of office as a director will not continue after the meeting to which the proxy statement relates."

K&L GATES


Linda Stirling
January 22, 2008
Page 4


3.   COMMITTEES OF THE NEW BOARD OF TRUSTEES

     THE DISCLOSURE ON PAGE 15 OF THE PROXY STATEMENT STATES THAT IT IS "ANTICIPATED" THAT THE NEW BOARD OF TRUSTEES WILL HAVE AN AUDIT COMMITTEE AND NOMINATING AND COMPENSATION COMMITTEE. PLEASE EXPLAIN SUPPLEMENTALLY THE CIRCUMSTANCES UNDER WHICH THE TRUST WOULD NOT CONTINUE TO HAVE SUCH COMMITTEES.

     The Trust will revise the relevant disclosure to reflect that the new Board of Trustees will have the same committee structure as the current Board of Trustees and that no changes to that structure currently are contemplated.

                            *     *     *     *     *

Should you have any further comments on these matters, or any questions, please contact Clifford J. Alexander at (202) 778-9068, Andrea Ottomanelli Magovern at
(202) 778-9178 or me at (202) 778-9351.

Sincerely,


/s/ Mark C. Amorosi


Mark C. Amorosi


cc:  Patricia Louie, Esq.
     AXA Equitable Life Insurance Company

     Clifford J. Alexander, Esq.
     Andrea Ottomanelli Magovern, Esq.
     Kirkpatrick & Lockhart Preston Gates Ellis LLP